SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated October 3, 2003

MEPC Limited

(Translation of Registrant’s Name into English)

Nations House

103 Wigmore Street

London W1H 9AB

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

Enclosure: MEPC Finance Director leaves the Board.

Press Release

For Release to the UK Listing Authority on Wednesday 1 October 2003

AVS No. 402018

Following the announcement made on 5 June 2003, MEPC Limited announced today that Mr Stephen East has left the Board with effect from 30 September 2003.

The Board has recorded its thanks and appreciation to Mr East for his substantial contribution to the company’s success in recent years.

Note

In February 2003 MEPC Limited became a wholly owned subsidiary of the BT Pension Scheme, which is advised by Hermes. The continuing directors of MEPC Limited are Sir Tim Chessells, Tony Watson, Nick Mustoe and Richard Harrold.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEPC Limited

Date:	October 3, 2003	By:	/s/ Richard Harrold
		Name:	Richard Harrold
		Title:	Chief Executive